                                                                    EXHIBIT 99.1

                  UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA

     Set forth below are the unaudited pro forma condensed consolidated statements of operations of the Company for the year ended September 30, 1996 and the six months ended March 31, 1997 and the unaudited pro forma condensed consolidated balance sheet of the Company at March 31, 1997. The unaudited pro forma condensed consolidated statements of operations include the historical results of the Company and give effect to the fiscal 1996 and 1997 acquisitions of Wedco, PSI, Bayshore and Rotec as if they had occurred as of the beginning of the periods presented. The unaudited pro forma condensed consolidated balance sheet gives effect to the fiscal 1997 acquisition of Rotec as if it had occurred as of March 31, 1997. The pro forma financial data do not purport to be indicative of the Company's financial position or results of operations that would actually have been obtained had the acquisitions been completed as of the date or for the periods presented, or to project the Company's financial position or results of operations at any future date or for any future period. The unaudited pro forma adjustments are based upon available information and upon certain assumptions that the Company believes are reasonable.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                         YEAR ENDED SEPTEMBER 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 HISTORICAL (NOTE 1)
                                    ------------------------------------------------------------------------------
                                                                      ACQUISITIONS
                                                  -----------------------------------------------------
                                        ICO       WEDCO(1)   WEDCO(2)   ROTEC(3)   PSI(4)   BAYSHORE(5)   SUBTOTAL
                                    -----------   --------   --------   --------   ------   -----------   --------
Net Revenues......................  $   108,663   $20,797    $ 3,060     $9,933    $4,328     $29,703     $176,484
COST AND EXPENSES:
Cost of sales and services........       74,704    13,464      2,141      8,190     2,734      26,081      127,314
Selling, general and
  administrative expenses.........       19,996     4,889      1,897      1,016     1,130       1,886       30,814
Depreciation and amortization.....        7,230     2,058        329        233       329         392       10,571
Impairment of long-term assets....        5,025                                                              5,025
Non-recurring compensation
  arrangements....................        1,812                                                              1,812
Non-recurring litigation
  charges.........................        1,112                                                              1,112
Write-down of inventories.........          868                                                                868
                                    -----------   -------    -------     ------    ------     -------     --------
Operating income (loss)...........       (2,084)      386     (1,307)       494       135       1,344       (1,032)
                                    -----------   -------    -------     ------    ------     -------     --------
Interest expense (income), net....         (608)      724        120         45       120         182          583
Other (income) expense, net.......          216       554         86         35                   (14)         877
                                    -----------   -------    -------     ------    ------     -------     --------
Income (loss) before taxes........       (1,692)     (892)    (1,513)       414        15       1,176       (2,492)
Income taxes (benefit)............         (632)      (60)      (292)       110                   400         (474)
                                    -----------   -------    -------     ------    ------     -------     --------
Net income (loss).................       (1,060)     (832)    (1,221)       304        15         776       (2,018)
                                    -----------   -------    -------     ------    ------     -------     --------
Preferred stock dividends.........        2,178                                                              2,178
                                    -----------   -------    -------     ------    ------     -------     --------
Net income (loss) available for
  common shareholders.............  $    (3,238)  $  (832)   $(1,221)    $  304    $   15     $   776     $ (4,196)
                                    ===========   =======    =======     ======    ======     =======     ========
Earnings applicable to ordinary
  share equivalents...............  $     (0.24)
                                    ===========
Weighted average shares
  outstanding.....................   13,327,855
                                    ===========
EBITDA(6).........................  $     5,146   $ 2,444    $  (978)    $  727    $  464     $ 1,736     $  9,539
Adjusted EBITDA(7)................       13,963     2,444       (978)       727       464       1,736       18,356

                                     PRO FORMA
                                    ADJUSTMENTS    PRO FORMA
                                      (NOTE 2)      COMBINED
                                    ------------   ----------
Net Revenues......................                 $  176,484
COST AND EXPENSES:
Cost of sales and services........                    127,314
Selling, general and
  administrative expenses.........   $   (1,174)a      27,989
                                         (1,118)b
                                           (533)c
Depreciation and amortization.....          209 d      11,198
                                            418 e
Impairment of long-term assets....                      5,025
Non-recurring compensation
  arrangements....................                      1,812
Non-recurring litigation
  charges.........................                      1,112
Write-down of inventories.........                        868
                                     ----------    ----------
Operating income (loss)...........        2,198         1,166
                                     ----------    ----------
Interest expense (income), net....          706 f       1,289
Other (income) expense, net.......                        877
                                     ----------    ----------
Income (loss) before taxes........        1,492        (1,000)
Income taxes (benefit)............        2,117 g       1,643
                                     ----------    ----------
Net income (loss).................         (625)       (2,643)
                                     ----------    ----------
Preferred stock dividends.........                      2,178
                                     ----------    ----------
Net income (loss) available for
  common shareholders.............   $     (625)   $   (4,821)
                                     ==========    ==========
Earnings applicable to ordinary
  share equivalents...............                 $    (0.23)
                                                   ==========
Weighted average shares
  outstanding.....................    7,909,850 h  21,237,705
                                     ==========    ==========
EBITDA(6).........................                     12,364
Adjusted EBITDA(7)................                     21,181
                                                   ----------

---------------

(1) Historical information for the six-month period ended March 31, 1996.
(2) Historical information for the one-month period ended April 30, 1996.
(3) Historical information for the twelve-month period ended December 31, 1996, translated from British Pounds Sterling using an average exchange rate of $1.59.
(4) Historical information for the nine-month, nineteen-day period ended July 19, 1996.
(5) Historical information for the eleven-month, ten-day period ended December 10, 1996.
(6) EBITDA represents income from operations before interest expense, other income and expense, provision for income taxes, extraordinary items and depreciation and amortization. EBITDA is a widely accepted indicator of a company's ability to service debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations, or other income or cash flow data prepared in accordance with generally accepted accounting principles or a measure of a company's profitability or liquidity.
(7) Adjusted EBITDA is comprised of EBITDA plus the following fiscal 1996 operating expenses: impairment of long term assets, non-recurring compensation arrangements, non-recurring litigation and writedown of inventories. Adjusted EBITDA is provided as additional information regarding ICO's ability to service debt, but, as with EBITDA, should not be considered in isolation or as a substitute for net income, cash flows from operations, or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

  See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                        SIX MONTHS ENDED MARCH 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          HISTORICAL (NOTE 1)
                            -----------------------------------------------
                                               ACQUISITIONS                    Pro Forma
                                          ----------------------              Adjustments     Pro Forma
                                ICO       ROTEC(1)   BAYSHORE(2)   SUBTOTAL     (Note 2)      Combined
                            -----------   --------   -----------   --------   ------------   -----------
Net Revenues..............  $    81,791    $5,360      $8,107      $95,258                   $    95,258
COST AND EXPENSES:
Cost of sales and
  services................       56,810     4,386       7,098       68,294                        68,294
Selling, general and
  administrative
  expenses................       13,591       750         446       14,787           (128)c       14,659
Depreciation and
  amortization............        5,109       138          21        5,268            159e         5,427
                            -----------    ------      ------      -------     ----------    -----------
Operating income (loss)...        6,281        86         542        6,909            (31)         6,878
                            -----------    ------      ------      -------     ----------    -----------
Interest expense (income),
  net.....................          531        27          56          614            152f           766
Other (income) expense,
  net.....................          (56)                               (56)                          (56)
                            -----------    ------      ------      -------     ----------    -----------
Income (loss) before
  taxes...................        5,806        59         486        6,351           (183)         6,168
Income taxes (benefit)....        2,227        16         168        2,411            (18)g        2,393
                            -----------    ------      ------      -------     ----------    -----------
Net income (loss).........        3,579        43         318        3,940           (165)         3,775
                            ===========    ======      ======      =======     ==========    ===========
Preferred stock
  dividends...............        1,088                              1,088                         1,088
                            -----------                            -------                   -----------
Net income (loss)
  available for common
  shareholders............  $     2,491    $   43      $  318      $ 2,852     $     (165)   $     2,687
                            ===========    ======      ======      =======     ==========    ===========
Earnings applicable to
  ordinary share
  equivalents.............  $      0.12                                                      $      0.12
                            ===========                                                      ===========
Weighted average shares
  outstanding.............   20,630,478                                         1,331,494h    21,961,972
                            ===========                                        ==========    ===========

EBITDA(3).................  $    11,390    $  224      $  563      $12,177                   $    12,305

---------------

(1) Historical information for the six-month period ended March 31, 1997, translated from British Pounds Sterling using an average exchange rate of $1.68.

(2) Historical information for the two-month, ten-day period ended December 10, 1996.

(3) See note (6) to the preceding table.

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1997
                                 (IN THOUSANDS)


                                                 HISTORICAL (NOTE 1)
                                          ---------------------------------   PRO FORMA
                                                        ROTEC                ADJUSTMENTS  PRO FORMA
                                            ICO     ACQUISITION(1)  SUBTOTAL   (NOTE 2)    COMBINED
                                          --------  --------------  --------   -------     --------
ASSETS
Cash and equivalents....................  $  6,133     $  139      $  6,272   $          $  6,272
Trade receivables, net..................    29,682      2,219        31,901                31,901
Inventories.............................    12,088        755        12,843                12,843
Deferred tax asset......................     3,213                    3,213                 3,213
Prepaid expenses and other..............     2,638        135         2,773                 2,773
                                          --------     ------      --------   -------    --------
        Total Current Assets............    53,754      3,248        57,002                57,002
                                          --------     ------      --------   -------    --------
Property, plant and equipment, net......    76,999      1,272        78,271       200 j    78,471
                                          --------     ------      --------   -------    --------
Goodwill................................    34,779                   34,779     2,988 k    37,767
Investment in joint ventures............     4,468                    4,468                 4,468
Other...................................     5,285                    5,285                 5,285
                                          --------     ------      --------   -------    --------
        TOTAL ASSETS....................  $175,285     $4,520      $179,805   $ 3,188    $182,993
                                          ========     ======      ========   =======    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Short term borrowings and current
  portion of long-term debt.............  $  4,203     $  621      $  4,824     2,500 i  $  7,324
Accounts payable........................    12,270      1,631        13,901                13,901
Accrued expenses........................     8,746        441         9,187                 9,187
Income taxes payable....................       490                      490                   490
                                          --------     ------      --------   -------    --------
        Total Current Liabilities.......    25,709      2,693        28,402     2,500      30,902
                                          --------     ------      --------   -------    --------
Long-term debt net of current portion...    19,535        304        19,839                19,839

Deferred income taxes...................     1,524         86         1,610                 1,610
Other long-term liabilities.............     2,282                    2,282                 2,282
                                          --------     ------      --------   -------    --------
        TOTAL LIABILITIES...............    49,050      3,083        52,133     2,500      54,633
                                          --------     ------      --------   -------    --------
STOCKHOLDERS' EQUITY....................   126,235      1,437       127,672     2,125 l   128,360
                                                                               (1,437)l
                                          --------     ------      --------   -------    --------
        TOTAL LIABILITIES AND
        STOCKHOLDERS' EQUITY............  $175,285     $4,520      $179,805   $ 3,188    $182,993
                                          ========     ======      ========   =======    ========

--------
(1) Translated from British Pounds Sterling using an exchange rate of $1.64.


See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

                          NOTES TO UNAUDITED PRO FORMA
                         CONDENSED FINANCIAL STATEMENTS

NOTE 1 -- ACQUISITIONS INCLUDED IN PRO FORMA FINANCIAL STATEMENTS

     Effective April 30, 1996, the Company acquired Wedco. Wedco serves the petrochemical industry by providing plastics size reduction services and related machinery. The consideration paid consisted of 10,232,609 shares of Company Common Stock, $4,637,000 in cash (including transaction fees and expenses) and the effective assumption in the merger of $29,947,000 in total liabilities.

     In July 1996, the Company acquired PSI located in Beaumont, Texas and East Chicago, Indiana. The consideration paid consisted of 431,826 shares of Company Common Stock, $1,984,000 in cash (including transaction expenses) and the effective assumption in the acquisition of $2,073,000 in total liabilities.

     In December 1996, the Company acquired Bayshore located in LaPorte, Texas for approximately $6,900,000 in cash, 1,289,012 shares of Company Common Stock and the effective assumption in the acquisition of $2,616,000 in debt.

     In April 1997, the Company acquired Rotec of Rushden, England. Rotec serves the United Kingdom, Ireland and Continental Europe markets and is a producer of high quality concentrates for a variety of plastics processes. The Company paid $2,500,000 in cash and issued 427,351 shares of Company Common Stock. The purchase price is also subject to an earnout provision based upon future net income.

     All acquisitions were accounted for under the purchase method of accounting. The acquisitions of Rainbow, the Micropowders Business and Micronyl are not included in the pro forma financial statements.

NOTE 2 -- PRO FORMA ADJUSTMENTS

  Statement of Operations:

     (a) To remove compensation expense for director and employee stock options redeemed in connection with the Wedco merger.

     (b) To remove merger costs expensed by Wedco ($423,000), and to reflect incremental cost savings resulting from Wedco no longer being a separate public company ($145,000) and cost savings resulting from the retirement of certain Wedco executives ($550,000).

     (c) To remove shareholder salaries and bonuses which will no longer be paid.

     (d) To increase amortization for intangibles (including goodwill) and reduce depreciation for machinery and equipment after the purchase price accounting adjustments for the Wedco acquisition. Historically, Wedco depreciated machinery and equipment over 10 years. Select assets which have useful lives in excess of this time period are now being depreciated over their estimated useful life. Goodwill is amortized over a useful life of 40 years and value allocated to a non-compete agreement is amortized over the 10-year term of the agreement.

     ICO has analyzed the past and expected future operating performance of Wedco, the competitive and regulatory environment in which Wedco operates and has assessed the expected future life of Wedco's basic technology concluding that, as of the acquisition date, the future life of goodwill is forty years or greater. Accordingly, goodwill is amortized over an estimated useful life of 40 years, the maximum allowable life under APB 17. ICO's policy is to periodically review goodwill and other intangibles to assess recoverability and review the impact of events and circumstances which may warrant a revision to the estimated useful life. Impairments would be recognized in operating results if a permanent diminution in value were to occur.

     (e) To increase amortization related to goodwill and non-compete agreements and increase depreciation for machinery and equipment resulting from purchase price accounting adjustments for all the acquisitions, excluding Wedco. Goodwill is amortized over a useful life of 40 years and value allocated to non-compete agreements is amortized over the life of the agreements.

     (f) To reflect interest expense for debt incurred to consummate the acquisitions.

     (g) To reflect the tax effect of the pro forma income statement adjustments ($1,492 and ($183) for the pro forma periods ended September 30, 1996 and March 31, 1997, respectively) and to remove the fiscal 1996 income statement effect of the reversal of a portion of the Company's valuation allowance on deferred tax assets. In fiscal 1996, the Company recognized a $1,365,000 ($.10 per share) tax benefit as a reversal of the valuation allowance to the extent taxes had been paid.

     Upon the acquisition of Wedco, the Company changed its assessment of the valuation allowance to only reserve against tax assets which are not expected to be utilized. Upon this revaluation, the Company recognized $1,328,000 ($.10 per share) as a change in net deferred tax assets realized as a reduction of goodwill attributable to the Wedco acquisition. Had the acquisition occurred on the first day of fiscal year 1996, the entire reversal of the valuation allowance would have reduced goodwill attributable to Wedco.

     ICO continues to realize a cash savings from $5,629,000 (i.e., a tax benefit of $1,914,000) in net operating loss carryforwards (at March 31, 1997) for tax purposes. The benefits resulting from the utilization of the net operating loss carryforwards, however, are no longer recognized in the income statements prepared in accordance with generally accepted accounting principles.

     (h) To give effect to shares issued in connection with the acquisitions.

  Balance Sheet:

     (i) To reflect debt incurred under the Company's credit facility to consummate the Rotec acquisition.

     (j) To increase Rotec's property, plant and equipment to estimated fair market value.

     (k) To reflect the excess purchase price over fair value of net tangible assets acquired allocated to goodwill.

     (l) To eliminate Rotec stockholders' equity accounts and reflect the value of shares issued in connection with the acquisition.